

Company – Lend Lease Corporation Limited
File No 82-3498

29 May 2003



Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A



Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
29 May 2003	Announcement to Australian Stock Exchange Lend Lease Completes REI Review, Clarifies Forward Strategy and Announces Active Capital Management Initiatives
29 May 2003	Announcement to Australian Stock Exchange Chairman Jill Ker Conway Steps Down - David Crawford Appointed Chairman
29 May 2003	Announcement to Australian Stock Exchange Appendix 3C - Announcement of Buy-back
29 May 2003	Australian Securities and Investments Commission Lodgement Form 281 – Notice of Intention to Carry Out a Share Buy-back
29 May 2003	Announcement to Australian Stock Exchange Appendix 3Z - Final Director's Interest Notice
29 May 2003	Australian Securities and Investments Commission Lodgement Form 304 – Notification of Change to Officeholders

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 6/9

Company - Lend Lease Corporation Limited
File No 82-3498




SEC MAIL PROCESSING
RECEIVED
JUN 0 4 2003
WASH. D.C.
152
SECTION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE
www.lendlease.com

29 May 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Four (4) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE COMPLETES REI REVIEW, CLARIFIES FORWARD STRATEGY AND ANNOUNCES ACTIVE CAPITAL MANAGEMENT INITIATIVES

Further write-down of REI Businesses up to US$300 million
Simplified Business Model and More Focused Strategy
Increased Dividend Payout Ratio and Commencement of Share Buyback

Lend Lease Corporation Limited ("Lend Lease") today announced a revised business strategy; its planned exit over time from its US REI and some European based Real Estate Investments ("REI") operations; and capital management initiatives to take advantage of the Group's strong and growing surplus cash position.

Lend Lease will take a further write-down in respect of the REI businesses up to US$300 million (A$462 million) after tax. This includes the US$30 million loss on the sale of CapMark and other real estate debt businesses previously announced. The write-down estimates remain subject to audit review.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION


SEC MAIL
RECEIVED
PROCESSING
JUN 0 4 2003
SECTION

MEDIA RELEASE

29 MAY 2003

LEND LEASE COMPLETES REI REVIEW, CLARIFIES FORWARD STRATEGY AND ANNOUNCES ACTIVE CAPITAL MANAGEMENT INITIATIVES

Further write-down of REI Businesses up to US$300 million
Simplified Business Model and More Focused Strategy
Increased Dividend Payout Ratio and Commencement of Share Buyback

Lend Lease Corporation Limited ("Lend Lease") today announced a revised business strategy; its planned exit over time from its US REI and some European based Real Estate Investments ("REI") operations; and capital management initiatives to take advantage of the Group's strong and growing surplus cash position.

The announcement follows completion of the review of Lend Lease's real estate investment management business strategy and will see Lend Lease now pursue selective business strategies in each of the major regions.

Lend Lease Managing Director and CEO, Mr Greg Clarke, said the exhaustive review had tested all options and it had become clear that the only sensible course was for Lend Lease to simplify its spread of operations, and focus on its established strengths in each of the major regions, rather than continue with the dual global business platforms strategy it launched in the late 1990s.

"The essential business decisions have been made to build on our successes and deal conclusively with our failures," Mr Clarke said.

"The Group's interests are best served by adopting simpler, lower cost business strategies for each of the major markets, rather than attempting to operate a universal strategy irrespective of corporate resources, and differing market and regulatory conditions in the various regions.

"We are now also in a position to move on a much more active capital management strategy designed to unlock the strength of our cash position, including a 10% share buyback and a significantly increased dividend payout ratio. This will lead to an increase in both earnings per share and return on equity over the next three years," Mr Clarke said.

REI Review – The essential decisions

Mr Clarke said: "It is clear that what I would call the grand global strategy embarked upon several years ago has eluded successful execution, especially in the US real estate funds management market."

The REI review determined a number of issues:

- Too many disconnected businesses in the US, creating complexity and dispersed management focus;
- Virtually no synergies achievable between the US REI businesses and other parts of Lend Lease;
- An unacceptably poor outlook for US REI for the next few years at least;
- Lack of scale in Europe and little reward for effort - operational earnings continue to be offset by new business costs, and likely to continue to be a drag on earnings for too long;
- In Asia, the distressed debt business has too high a risk for the returns being generated, while the APIC business remains sound;
- While the Global Fund has been reasonably successful to date, there is little prospect for sponsoring further funds given the issues faced by the US REI businesses.

Given these outcomes, Lend Lease will take a further write-down in respect of the REI businesses up to US$300 million (A$462 million) after tax. This includes the US$30 million loss on the sale of CapMark and other real estate debt businesses previously announced. The write-down estimates remain subject to audit review.

"Given the issues determined by the review and having considered all conceivable options, I am not prepared to risk further shareholder funds, or expend further executive time, on a promise of turning performance in these businesses around on any realistic timetable," Mr Clarke said.

"Our discussions with Morgan Stanley regarding the US Real Estate Equity Advisory business continue but are now focused on our ultimate strategic objective to exit the business over time.

"Whatever the outcome of those discussions, we do not expect to be writing back value upon completion of any agreement with them," Mr Clarke said.

Clear Forward Strategy

Going forward, Lend Lease will focus on developing the following businesses:

- Asia Pacific
  - Bovis Lend Lease and integrated development businesses (Delfin Lend Lease and Inner Urban Communities, e.g. Victoria Harbour)
  - Real estate funds management (General Property Trust, Australian Prime Property Fund, Asia Pacific Investment Company, Real Estate Partners and Property Securities)
- UK/Europe
  - Bovis Lend Lease and integrated development businesses (Health PFIs, Military Housing, Retail and Urban Regeneration, e.g. Greenwich Peninsula).
- US
  - Bovis Lend Lease and Actus Lend Lease (Military Housing).

Lend Lease will also pursue synergies around the world with Bovis Lend Lease's global clients and markets, and within regions between Bovis Lend Lease and the integrated development businesses and real estate funds management operations.

Competitive strengths, corporate skill base, market and regulatory factors within each region will drive areas of specialisation.

"The strategy is simple, lower cost and very focused. There are many opportunities to invest for both organic growth and value adding acquisitions," Mr Clarke said.

Increasing Dividends

The company has conducted an extensive review of its dividend policy over the past six months. Given the company's continuing strong cash flow position, Lend Lease has adopted a dividend payout ratio of 60-80% from the 2003 final dividend to be paid in September. The 2003 final dividend is expected to be unfranked.

"This policy will provide our shareholders with a yield of between 4.5% and 5% based on the current share price," Mr Clarke said.

Commencing Share Buyback

The company also announced commencement of an on-market share buyback of up to 10% of its issued capital.

Positive Outlook

Mr Clarke said that the further write-down of the US REI businesses was unavoidable and underscored the critical nature of the strategic decisions the company had now made regarding its direction.

"The combination of a simplified business model, focused strategy for each of our key markets and the share buyback will position Lend Lease to achieve increases in both earnings per share and return on equity going forward," Mr Clarke said.

"Absent the write-downs and losses on the sale of the US REI businesses, our core businesses are performing well, and we continue to expect an operating profit after tax in excess of A$226 million for the 2003 financial year. This is dependent upon closing the sale of our interest in TresAguas, which we expect in June and any impact on asset valuations due to volatile global markets," Mr Clarke said.

ENDS

Contact:
Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Nikki Genders
Lend Lease Corporation
Tel: 02 9236 6180

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 04 2003
WASH. D.C.
152

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

29 May 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

CHAIRMAN JILL KER CONWAY STEPS DOWN

David Crawford Appointed Chairman

Lend Lease Corporation Limited ("Lend Lease") today announced that Jill Ker Conway stepped down as Chairman and Director of Lend Lease today and non-executive director David Crawford was appointed Chairman.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION

MEDIA RELEASE

29 MAY 2003


SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH, D.C.
152
SECTION

CHAIRMAN JILL KER CONWAY STEPS DOWN

David Crawford Appointed Chairman

Lend Lease Corporation Limited ("Lend Lease") today announced that Jill Ker Conway stepped down as Chairman and Director of Lend Lease today and non-executive director David Crawford was appointed Chairman.

Ms Ker Conway had indicated earlier this year that she would discuss her retirement from the Lend Lease Board with fellow directors once the strategic review of the company's Real Estate Investments ("REI") business had been completed. The review is now complete.

Ms Ker Conway had served Lend Lease as a director for eleven years and became Chairman of the Board in November 2000.

"Lend Lease has always been a great real estate company, and the difficulties we have experienced in execution of the global real estate investment management strategy over these past years are a great personal disappointment to me," Ms Ker Conway said.

"We firmly believed in the opportunity to globalise Lend Lease's two businesses – real estate solutions and real estate investment management.

"Whilst the real estate solutions business is in an extremely strong position because of that strategy, we have fallen well short of our objectives for real estate investments.

"Having completed the review and with the company in the capable hands of our new Chief Executive, Greg Clarke, it is the appropriate time to stand down.

"David Crawford and Greg Clarke are the ideal team to lead Lend Lease going forward, and they have my warm good wishes," Ms Ker Conway said.

Incoming Chairman, David Crawford said the Lend Lease Board respected Ms Conway's decision and was very grateful for her commitment to completion of the strategic review process.

"Jill invested a tremendous personal effort in chairing the Board during a very testing time, and we sincerely appreciate her contributions for that as well as over the past eleven years as a director," Mr Crawford said.

"As Greg Clarke has said today, we have taken the critical decisions in regard to bringing the REI review to an end and setting a clearer, simpler business strategy in place.

"The Board and management are very much aware of the extra cost of these decisions to shareholders, but we are absolutely of the view that they are the decisions that had to be made.

"We have a great deal of work to do, but the Group is well positioned to exploit its traditional skills and strengths.

"We are also in a very strong financial position and the Board has endorsed a series of capital management initiatives to deliver benefits from that position to shareholders," Mr Crawford said.

Mr Crawford will continue in the role of Chairman while the process of recruiting new directors, commenced earlier this year, is completed.

ENDS

Contact:
Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Nikki Genders
Lend Lease Corporation
Tel: 02 9236 6180

Company - Lend Lease Corporation Limited
File No 82-3498




RECEIVED
JUN 04 2003
152

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

29 May 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Four (4) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3C - Announcement of Share Buyback

Attached is an Appendix 3C providing details of a proposed buyback of up to 10% of the issued capital of the Lend Lease Corporation Limited.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3C


SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH, D.C. 152 SECTION

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Lend Lease Corporation Limited	000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary shares
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	441,513,642
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Capital management

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg. details of any proposed takeover bid)*	None other than announcements lodged with the ASX from time to time

On-market buy-back

9	Name of broker who will act on the company's behalf	ABN AMRO Equities Australia Limited
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	Up to 43,452,820 (Lend Lease reserves the right to terminate the buyback at any time)
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	From 13 June 2003 to 12 June 2004 (Lend Lease reserves the right to terminate the buyback at any time)
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 29/5/2003
(~~Director~~/Company secretary)

Print name: S J Sharpe

== == == == ==

+ See chapter 19 for defined terms.

Company - Lend Lease Corporation Limited
File No 82-3498



ASIC registered agent number
lodging party or agent name Lend Lease Corporation Limited
office, level, building name or PO Box no. Level 46 Tower Building
street number & name Australia Square
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9236-6111
facsimile (02) 9252-2192
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐



Australian Securities & Investments Commission

Notice of
intention to carry out a share buy-back

form **281**
Corporations Act 2001
257F(2)(b)

Company name Lend Lease Corporation Limited
A.C.N. 000 226 228

Type of share buy-back tick the appropriate box	Buy back details fill in details for the type of buy back selected	When is this form required
☐ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☒ **On market** within 10/12 limit	period of buy back 13/ 6 /03 to 12/ 6 /04	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 0 4 2003
WASH. DC
152

Notes

1. If required, a form 281 must be lodged at least 14 days before:
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   * the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   * in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   * if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   * if it is not - the agreement is entered into (s. 257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s. 249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 29 / 5 /03

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of **'minimum holding buy- back'**, **'employee share scheme buy-back'** and **'selective buy-back'**.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S. 257F).

Company - Lend Lease Corporation Limited
File No 82-3498




SEC MAIL PROCESSING
RECEIVED
JUN 04 2003
WASH. D.C. SECTION
152

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

29 May 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Z – Final Director's Interest Notice

Please find attached Appendix 3Z (Final Director's Interest Notice) for Mrs J K Conway, who retired as a Director of Lend Lease Corporation Limited today.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498

Rule 3.19A.3


SEC MAIL PROCESSING
RECEIVED
JUN 0 4 2003
WASH. D.C.
152
SECTION

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Lend Lease Corporation Limited
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Jill Ker Conway
Date of last notice	30 April 2003
Date that director ceased to be director	29 May 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
27,073 Ordinary Shares in Lend Lease Corporation Limited (LLC)

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
NED RBP Pty Limited (as Trustee for shares allotted under the Non-Executive Directors' Retirement Benefit Plan approved by shareholders at a meeting held on 2 November 2000)	13,423 Ordinary Shares in Lend Lease Corporation Limited (LLC)

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

ASIC registered agent number

lodging party or agent name Lend Lease Corporation Limited
office, level, business name or PO Box no. Level 46 Tower Building
street number & name Australia Square
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9236-6111
facsimile (02) 9252-2192
DX number 10230 suburb/city SSE

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐



Australian Securities & Investments Commission

Notification of

change to officeholders

form **304**
Corporations Act 2001
205B & 601CV(1)

corporation name Lend Lease Corporation Limited
ACN or ARBN 000 226 228

New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

family name **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
See guide to this form for annexure requirements.

Ceasing to hold office

family name Conway given names Jill Ker
date of birth (d/m/y) 9 / 10 / 1934 place of birth Hillston, NSW
date ceased (d/m/y) 29 / 5 / 03 office held ☒ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

Change of name or address of officeholder

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director?** ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

family name (previously notified) **given names**
date of birth (d/m/y) / / Is this person also an **alternate director?** ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)

Signature

I certify that the information in this form is true and correct.

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 29 / 5 / 2003

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins